SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                           For the month of April 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F [X]              Form 40-F [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes [ ]                      No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

      Attached hereto as Exhibit 99.1 is a press release issued on April 12, 2005, announcing that the Company has received U.S. FDA (Food and Drug Administration), 510(k) clearance for an advanced, proprietary device, the Liberty(TM) Cycler, to be used by patients who perform dialysis in the home setting.


                                    EXHIBITS


Exhibit 99.1               Press release issued April 12, 2005

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:   April 12, 2005


                                  FRESENIUS MEDICAL CARE
                                  AKTIENGESELLSCHAFT

                                  By: /s/ DR. BEN LIPPS
                                      ------------------------------------------
                                      Name:  Dr. Ben Lipps
                                      Title: Chief Executive Officer and
                                             Chairman of the Management Board

                                  By: /s/ LAWRENCE A. ROSEN
                                      ------------------------------------------
                                      Name:  Lawrence A. Rosen
                                      Title: Chief Financial Officer